Terms supplement to the prospectus dated April 17, 2026, the prospectus supplement dated April 17, 2026, the product supplement no. 3-I dated April 17, 2026 and the underlying supplement no. 2-I dated April 17, 2026

Registration Statement Nos. 333-293684 and 333-293684-01
October 2, 2026
Rule 424(b)(3)

North America Structured Investments

7y Auto Callable S&P® Global 100 PR 5% Daily Risk Control 0.5% Deduction Index (USD) ER-Linked Notes

J.P.Morgan

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Overview

The notes provide exposure to the S&P® Global 100 PR 5% Daily Risk Control 0.5% Deduction Index (USD) ER (the "Index"). The Index attempts to provide variable notional exposure to the S&P® Global 100 Index (the "Underlying Index"), while targeting an annualized volatility of 5%, subject to the deduction, on a daily basis, of the notional financing cost and a daily deduction of 0.50% per annum. The Underlying Index is designed to measure the performance of 100 large-capitalization multinational companies whose businesses are global in nature and that derive a substantial portion of their operating income from multiple countries.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Index:	S&P® Global 100 PR 5% Daily Risk Control 0.5% Deduction Index (USD) ER
Index Ticker:	SPGLR5TE
Participation Rate:	100%
Pricing Date:	October 29, 2026
Final Review Date:	October 31, 2033
Maturity Date:	November 3, 2033
Review Dates:	Annual
CUSIP:	46661PA31
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/46661PA31/doctype/Product_Termsheet/document.pdf
Estimated Value:	The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Automatic Call

If the closing level of the Index on any Review Date (other than the final Review Date) is greater than or equal to the Call Value for that Review Date, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 *plus* (b) the Call Premium Amount applicable to that Review Date, payable on the applicable Call Settlement Date. No further payments will be made on the notes.

Review Date	Call Value*	Call Premium*
First	At most 101.00% of the initial value	At least 14.00%
Second	At most 102.00% of the initial value	At least 28.00%
Third	At most 103.00% of the initial value	At least 42.00%
Fourth	At most 104.00% of the initial value	At least 56.00%
Fifth	At most 105.00% of the initial value	At least 70.00%
Sixth	At most 106.00% of the initial value	At least 84.00%

Payment at Maturity

If the notes have not been automatically called and the Final Value is greater than the Initial Value, at maturity, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return *multiplied by* the Participation Rate. If the notes have not been automatically called and if held to maturity, you will receive a full repayment of principal on the notes, even if the level of the Index declines, subject to the credit risks of JPMorgan Chase Financial LLC and JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

Investing in the notes linked to the Index involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the prospectus supplement and the relevant product supplement and underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the relevant product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity**

Index Return at Review Date	Total Return at First Review Date*	Total Return at Second Review Date*	Total Return at Fifth Review Date*	Total Return at Sixth Review Date*	Total Return at Maturity if not Automatically Called
60.00%	14.00%	28.00%	70.00%	84.00%	60.00%
40.00%	14.00%	28.00%	70.00%	84.00%	40.00%
20.00%	14.00%	28.00%	70.00%	84.00%	20.00%
10.00%	14.00%	28.00%	70.00%	84.00%	10.00%
6.00%	14.00%	28.00%	70.00%	84.00%	6.00%
5.00%	14.00%	28.00%	70.00%	N/A	5.00%
2.00%	14.00%	28.00%	N/A	N/A	2.00%
1.00%	14.00%	N/A	N/A	N/A	1.00%
0.00%	N/A	N/A	N/A	N/A	0.00%
-5.00%	N/A	N/A	N/A	N/A	0.00%
-10.00%	N/A	N/A	N/A	N/A	0.00%
-20.00%	N/A	N/A	N/A	N/A	0.00%
-30.00%	N/A	N/A	N/A	N/A	0.00%
-50.00%	N/A	N/A	N/A	N/A	0.00%
-60.00%	N/A	N/A	N/A	N/A	0.00%
-80.00%	N/A	N/A	N/A	N/A	0.00%
-100.00%	N/A	N/A	N/A	N/A	0.00%

N/A – indicates that the notes would not be called on the applicable Review Date and no payment would be made for that date.

*Reflects a Call Premium of 14.00% per annum and the applicable maximum Call Values listed in the table to the left. The Call Premium will be provided in the pricing supplement and will not be less than 14.00% per annum. The Call Values will be provided in the pricing supplement and will not be greater than the applicable maximum.

** Not all Review Dates reflected. The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

Selected Risks • If the notes have not been automatically called, the notes may not pay more than the principal amount at maturity. • The level of the Index will reflect a 0.50% per annum index deduction and the deduction of a notional financing cost. • The notes are subject to the risks associated with non - U.S. securities. • The Index may not be successful and may not outperform the Underlying Index. • The Index may not approximate its target volatility. • No interest payments, dividend payments or voting rights. • We may accelerate your notes if an acceleration event occurs. • JPMorgan Chase & Co. is currently one of the companies that make up the Underlying Index and the Index. • The daily adjustment of the exposure of the Index to the Underlying Index may cause the Index not to reflect fully any appreciation of the Underlying Index or to magnify any depreciation of the Underlying Index. • The Index may be significantly uninvested, which will result in a portion of the Index reflecting no return. • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. Selected Risks (continued) • The Index, which was established on September 18, 2023, has a limited operating history and may perform in unanticipated ways. • The Call Value for each Review Date is greater than the Initial Value and increases progressively over the term of the notes. • If the notes are automatically called, the appreciation potential of the notes is limited to the applicable Call Premium Amount paid on the notes. • The automatic call feature may force a potential early exit. • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent activities and has limited assets. • The estimated value of the notes will be lower than the original issue price (price to public) of the notes. • The estimated value of the notes is determined by reference to an internal funding rate. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The value of the notes, which may be reflected in customer account statements, may be higher than the then - current estimated value of the notes for a limited time period. • Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes declines. • The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. North America Structured Investments 7y Auto Callable S&P ® Global 100 PR 5% Daily Risk Control 0.5% Deduction Index (USD) ER - Linked Notes The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable prod uct supplement and underlying supplement, and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information.